UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13-G

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 4)*

THE KRAFT-HEINZ COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

500754106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSONS 3G Global Food Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,301,318*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,859,166*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock, $0.01 par value, of the issuer (“common stock”) as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G/A is being filed to reflect the sale of shares of common stock in November 2020, which did not include any shares of common stock related to the original interest of the existing partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company).

**

Calculated based upon 1,222,623,168 shares of common stock outstanding as of October 24, 2020, as reported in the issuer’s Form 10-Q for the quarterly period ended September 26, 2020, as filed with the Securities and Exchange Commission (“SEC”).

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSONS 3G Global Food Holdings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,301,318*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,859,166*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G/A is being filed to reflect the sale of shares of common stock in November 2020, which did not include any shares of common stock related to the original interest of the existing partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company).

**

Calculated based upon 1,222,623,168 shares of common stock outstanding as of October 24, 2020, as reported in the issuer’s Form 10-Q for the quarterly period ended September 26, 2020, as filed with the SEC.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSONS 3G Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,301,318*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,859,166*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G/A is being filed to reflect the sale of shares of common stock in November 2020, which did not include any shares of common stock related to the original interest of the existing partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company).

**

Calculated based upon 1,222,623,168 shares of common stock outstanding as of October 24, 2020, as reported in the issuer’s Form 10-Q for the quarterly period ended September 26, 2020, as filed with the SEC.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSONS 3G Capital Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,301,318*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,859,166*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G/A is being filed to reflect the sale of shares of common stock in November 2020, which did not include any shares of common stock related to the original interest of the existing partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company).

**

Calculated based upon 1,222,623,168 shares of common stock outstanding as of October 24, 2020, as reported in the issuer’s Form 10-Q for the quarterly period ended September 26, 2020, as filed with the SEC.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSONS 3G Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,301,318*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,859,166*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,301,318*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.3%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 215,859,166 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G/A is being filed to reflect the sale of shares of common stock in November 2020, which did not include any shares of common stock related to the original interest of the existing partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company).

**

Calculated based upon 1,222,623,168 shares of common stock outstanding as of October 24, 2020, as reported in the issuer’s Form 10-Q for the quarterly period ended September 26, 2020, as filed with the SEC.

CUSIP No. 500754106	13G

Item 1 (a). Name of Issuer:

The Kraft Heinz Company

Item 1 (b). Address of Issuer’s Principal Executive Offices:

One PPG Place

Pittsburgh, Pennsylvania 15222

Item 2 (a). Name of Person Filing:

Item 2 (b). Address of Principal Business Office or, if none, Residence:

Item 2 (c). Citizenship:

This Schedule 13G/A is being filed jointly on behalf of the following reporting persons: (i) 3G Global Food Holdings LP, a Cayman Islands limited partnership, (ii) 3G Global Food Holdings GP LP, a Cayman Islands limited partnership, (iii) 3G Capital Partners II LP, a Cayman Islands limited partnership, (iv) 3G Capital Partners Ltd., a Cayman Islands exempted company, and (v) 3G Capital Partners LP, a Cayman Islands limited partnership.

The address of the principal business office of the reporting persons is:

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

The reporting persons have entered into a Joint Filing Agreement, dated February 16, 2021, pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

500754106

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

See the cover pages for each of the reporting persons.

CUSIP No. 500754106	13G

(b)	Percent of class:

See the cover pages for each of the reporting persons.

(c)	Number of shares as to which such person has:

See the cover pages for each of the reporting persons.

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the cover pages for each of the reporting persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

3G GLOBAL FOOD HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G GLOBAL FOOD HOLDINGS GP LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director